ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

June 18, 2013	Colleen Bathen Meyer
T +1 415 315 6366
F +1 415 315 4819
colleen.meyer@ropesgray.com

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:                             Schroder Series Trust (the “Trust”) — Post Effective Amendment No. 65 (the “Amendment”) to the Registration Statement on Form N-1A (File Nos. 33-65632 and 811-7840)

Dear Ms. Browning:

This letter provides information requested from the staff regarding the Amendment.  The Amendment relates to Schroder Emerging Markets Multi-Cap Equity Fund and Schroder Emerging Markets Multi-Sector Bond Fund, series of the Trust (the “Funds”).

For convenience of reference, summaries of the staff’s requests are set forth below, and each is followed by our response.  The Trust intends to file on EDGAR a separate correspondence letter responding to all of the comments of the staff that you communicated to me telephonically on May 24, 2013 and a post-effective amendment under Rule 485(b) of the Securities Act of 1933, as amended.

1.              Please provide the staff with the completed “Shareholder Fees” and “Annual Fund Operating Expenses” tables for the Funds.

Please see Attachment A.

2.              Please provide the staff with a copy of the advisory agreement between the Trust, on behalf of the Funds, and the adviser to the Funds.

The Trust has provided a form of management contract with respect to the Funds and a form of investment sub-advisory agreement with respect to Schroder Emerging Markets Multi-Cap Equity Fund as Attachment B hereto.

3.     Please provide the staff with a copy of the expense reimbursement agreement.

The Trust has provided a form of fee waiver and expense limitation agreement as Attachment C hereto.

* * * * *

Should you have any further questions or comments regarding the information requested above, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Colleen Meyer

Colleen Meyer

cc:

Carin Muhlbaum, Esq.

Abby L. Ingber, Esq.

Timothy W. Diggins, Esq.

Attachment A

SCHRODER EMERGING MARKETS MULTI-CAP EQUITY FUND

Fees and Expenses of the Fund: The tables below describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

	Investor Shares	Advisor Shares
Redemption Fee on Shares Held Two Months or Less (as a % of amount redeemed)	2.00%	2.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	Investor Shares	Advisor Shares
Management Fees	1.00%	1.00%
Distribution (12b-1) Fees	None	0.25%
Other Expenses(1)	1.02%	1.02%
Total Annual Fund Operating Expenses	2.02%	2.27%
Less: Expense Reimbursement(2)	(0.77)%	(0.77)%
Net Annual Fund Operating Expenses	1.25%	1.50%

(1) Based on estimated amounts for the current fiscal year.

(2) In order to limit the Fund’s expenses, the Fund’s adviser has contractually agreed through February 28, 2015 to pay or reimburse the Fund to the extent that Total Annual Fund Operating Expenses (other than Acquired Fund Fees and Expenses, other indirect acquired fund expenses, interest, taxes, and extraordinary expenses), for the Fund’s Investor Shares, exceed 1.25% of Investor Shares’ average daily net assets and, for the Fund’s Advisor Shares, exceed 1.50% of Advisor Shares’ average daily net assets. If there are Acquired Fund Fees and Expenses, other indirect acquired fund expenses, interest, taxes, or extraordinary expenses other than estimated amounts included in Total Annual Fund Operating Expenses above, the Net Annual Fund Operating Expenses of the Fund will be higher than shown. The expense limitation may only be terminated during its term by the Board of Trustees.

SCHRODER EMERGING MARKETS MULTI-SECTOR
BOND FUND

Fees and Expenses of the Fund: The tables below describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Investor Shares	Advisor Shares
Shareholder Fees (fees paid directly from your investment)	None	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	Investor Shares	Advisor Shares
Management Fees	0.75%	0.75%
Distribution (12b-1) Fees	None	0.25%
Other Expenses(1)	0.63%	0.63%
Total Annual Fund Operating Expenses	1.38%	1.63%
Less: Expense Reimbursement(2)	(0.48)%	(0.48)%
Net Annual Fund Operating Expenses	0.90%	1.15%

(1) Based on estimated amounts for the current fiscal year.

(2) In order to limit the Fund’s expenses, the Fund’s adviser has contractually agreed through February 28, 2015 to pay or reimburse the Fund to the extent that Total Annual Fund Operating Expenses (other than Acquired Fund Fees and Expenses, other indirect acquired fund expenses, interest, taxes, and extraordinary expenses), for the Fund’s Investor Shares, exceed 0.90% of Investor Shares’ average daily net assets and, for the Fund’s Advisor Shares, exceed 1.15% of Advisor Shares’ average daily net assets. If there are Acquired Fund Fees and Expenses, other indirect acquired fund expenses, interest, taxes, or extraordinary expenses other than estimated amounts included in Total Annual Fund Operating Expenses above, the Net Annual Fund Operating Expenses of the Fund will be higher than shown. The expense limitation may only be terminated during its term by the Board of Trustees.

Attachment B

SCHRODER SERIES TRUST

MANAGEMENT CONTRACT

This Management Contract (the “Contract”) dated as of June [   ], 2013 is between SCHRODER SERIES TRUST, a Massachusetts business trust (the “Trust”), on behalf of Schroder Emerging Markets Multi-Cap Equity Fund and Schroder Emerging Markets Multi-Sector Bond Fund (each, a “Fund”), and SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC., a Delaware corporation (the “Manager”).

WITNESSETH:

That in consideration of the mutual covenants herein contained, it is agreed as follows:

1.             INVESTMENT ADVISORY SERVICES.

(a)  The Manager, at its expense, will furnish continuously an investment program for each Fund, will determine what investments shall be purchased, held, sold, or exchanged by each of the Funds and what portion, if any, of the assets of a Fund shall be held uninvested and shall, on behalf of each Fund, make changes in the Fund’s investments.  In the performance of its duties, the Manager will comply with the provisions of the Agreement and Declaration of Trust and the Bylaws of the Trust and each Fund’s stated investment objectives, policies, and restrictions, and will use its best efforts to safeguard and promote the welfare of the Trust and to comply with other policies which the Trustees may from time to time determine and shall exercise the same care and diligence expected of the Trustees.

(b)  The Manager, at its expense, except as such expense is paid by the Trust as provided in Section 1(d), will furnish all necessary investment and related management facilities, including salaries of personnel, required for it to execute its duties faithfully.  The Manager will pay the compensation, if any, of certain officers of the Trust carrying out the investment management and related duties provided for by this Contract.

(c)  The Manager shall place all orders for the purchase and sale of portfolio investments for each Fund’s account with brokers or dealers selected by the Manager.  In the selection of such brokers or dealers and the placing of such orders, the Manager shall use its best efforts to obtain for each Fund the most favorable price and execution available, except to the extent it may be permitted to pay higher brokerage commissions for brokerage and research services as described below.  In using its best efforts to obtain for each Fund the most favorable execution available, the Manager, bearing in mind the Trust’s best interests at all times, shall consider all factors it deems relevant, including, by way of illustration, price, the size of the transaction, the nature of the market for the security, the amount of the commission, the timing of the transaction taking into account market prices and trends, the reputation, experience, and financial stability of the broker or dealer involved, and the quality of service rendered by the broker or dealer in other transactions.  Subject to such policies as the Trustees of the Trust may determine, the Manager shall not be deemed to have acted unlawfully or to have breached any duty created by this Contract or otherwise solely by reason of its having caused a Fund to pay a broker or dealer that provides brokerage and research services to the Manager an amount of commission for effecting a portfolio investment transaction in excess of the amount of commission that another broker or dealer would have charged for effecting that transaction, if the Manager determines in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Manager’s overall responsibilities with respect to each Fund and to other clients of the Manager as to which the Manager exercises investment discretion.  The Trust hereby agrees with the Manager that any entity or person associated with the Manager which is a member of a national securities exchange is authorized to effect any transaction on such exchange for the account of the Trust and any Fund which is permitted by Section 11(a) of the Securities Exchange Act of 1934, as amended.

(d)  The Manager shall not be obligated to pay any expenses of or for the Trust or any Fund not expressly assumed by the Manager pursuant to this Section 1 other than as provided in Section 3.

2.             ADMINISTRATIVE SERVICES.

a)                                                         Subject to the direction and control of the Board, the Manager shall provide, or oversee, as applicable, administrative services necessary for the Trust’s operations with respect to each Fund except those services that are the responsibility of each Fund’s custodian or transfer agent, all in such manner and to such extent as may be authorized by the Board.

b)                                                         With respect to each Fund and each Class thereof, as applicable, the Manager shall:

(i) oversee

A.            the preparation and maintenance by the Trust’s administrator, custodian, transfer agent, shareholder recordkeeper, dividend disbursing agent and fund accountant in such form, for such periods and in such locations as may be required by applicable law, of all documents and records relating to the operation of the Trust required to be prepared or maintained by the Trust or its agents pursuant to applicable law;

B.            the reconciliation of account information and balances among the Manager and the Trust’s custodian, transfer agent, shareholder recordkeeper, dividend disbursing agent and fund accountant;

C.            the transmission of purchase and redemption orders for shares;

D.            the notification of available funds for investment; and

E.             the performance of fund accounting, including the calculation of the net asset value of the shares;

(ii)                  oversee the performance of administrative and professional services rendered to the Trust by others, including its administrator, custodian, transfer agent and dividend disbursing agent as well as legal, auditing and shareholder servicing and other services performed for the Fund or Class;

(iii)               oversee the preparation and the printing of the periodic updating of the Registration Statement and Prospectus, tax returns, and reports to shareholders, the Securities and Exchange Commission (the “SEC”) and state securities commissions;

(iv)              oversee the preparation of proxy and information statements and any other communications to shareholders;

(v)                 at the request of the Board, provide the Trust with adequate general office space and facilities and provide persons suitable to the Board to serve as officers of the Trust;

(vi)              provide the Trust, at the Trust’s request, with the services of persons who are competent to perform such supervisory or administrative functions as are necessary for effective operation of the Trust;

(vii)           oversee the preparation, filing and maintenance of the Trust’s governing documents, including the Agreement and Declaration of Trust and minutes of meetings of Trustees and shareholders;

(viii)        oversee with the cooperation of the Trust’s counsel, and other relevant parties, preparation and dissemination of materials for meetings of the Board;

(ix)              monitor sales of shares and ensure that such shares are properly and duly registered with the SEC and applicable state securities commissions;

(x)                 oversee the calculation of performance data for dissemination to information services covering the investment company industry, for sales literature of the Trust and other appropriate purposes;

(xi)              oversee the determination of the amount of, and supervise the declaration of, dividends and other distributions to shareholders as necessary to, among other things, maintain the qualification of each Fund as a regulated investment company under the Internal Revenue Code of 1986, as amended, and prepare and distribute to appropriate parties notices announcing the declaration of dividends and other distributions to shareholders; and

(xii)           advise the Trust and its Board on matters concerning the Trust and its affairs.

c)                                                              The Manager shall oversee the preparation and maintenance, or cause to be prepared and maintained, records in such form for such periods and in such locations as may be required by applicable regulations, all documents and records relating to the services provided to the Trust pursuant to this Contract required to be maintained pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”),  rules and regulations of the SEC, the Internal Revenue Service and any other national, state or local government entity with jurisdiction over the Trust. The accounts and records pertaining to the Trust which are in possession of the Manager, or an entity subcontracted by the Manager, shall be the property of the Trust. The Trust, or the Trust’s authorized representatives, shall have access to such accounts and records at all times during the Manager’s, or its subcontractor’s, normal business hours. Upon the reasonable request of the Trust, copies of any such accounts and records shall be provided promptly by the Manager to the Trust or the Trust’s authorized representatives. In the event the Trust designates a successor to any of the Manager’s obligations under this Contract, the Manager shall, at the expense and direction of the Trust, transfer to such successor all relevant books, records and other data established or maintained by the Manager, or its subcontractor, under this Contract.

d)                                                             The Trust shall promptly turn over to the Manager such of the accounts and records maintained by or for it as are necessary for the Manager to perform its functions under this Contract. The Trust authorizes the Manager to rely on such accounts and records turned over to it and hereby indemnifies and will hold the Manager, its successors and assigns, harmless of and from any and all expenses, damages, claims, suits, liabilities, actions, demands and losses whatsoever arising out of or in connection with any error, omission, inaccuracy or other deficiency of such accounts and records or in the failure of the Trust to provide any portion of such or to provide any information needed by the Manager to knowledgeably perform its functions.

e)                                                              In respect of the provision of administration services, and as an inducement to the Manager’s undertaking to render administration services, the Trust hereby agrees to indemnify and hold harmless the Manager, its employees, agents, officers and directors, from any and all loss, liability and expense, including any legal expenses, arising out of the Manager’s performance under this Contract, or status, or any act or omission of the Manager, its employees, agents, officers and directors; provided that this indemnification shall not apply to the Manager’s actions taken or failures to act in cases of the Manager’s own bad faith, willful misconduct or gross negligence in the performance of its duties under this Contract; and further provided, that the Manager shall give the Trust notice and reasonable opportunity to defend against any such loss, claim, damage, liability or expense in the name of the Trust or the Manager, or both. The Trust will be entitled to assume the defense of any suit brought to enforce any such claim or demand, and to retain counsel of good standing chosen by the Trust and approved by the Manager, which approval shall not be withheld unreasonably. In the event the Trust does elect to assume the defense of any such suit and retain counsel of good standing approved by the Manager, the defendant or defendants in such suit shall bear the fees and expenses of any additional counsel retained by any of them; but in case the Trust does not elect to assume the defense of any such suit, or in case the Manager does not approve of counsel chosen by the Trust or the Manager has been advised that it may have available defenses or claims which are not available or conflict with those available to the Trust, the Trust will reimburse the Manager, its employees, agents, officers and directors for the fees and expenses of any one law firm retained as counsel by the Manager or them. The Manager may, at any time, waive its right to indemnification under this Contract and assume its own defense. Nothing in this clause shall be interpreted to limit any right that the Manager may have at law, in equity, or otherwise against the Trust or a Fund, including without limitation any rights of indemnity or contribution or similar rights. The provisions of Section 9 should not in any way limit the foregoing.

3.             EXPENSES.

a)             Subject to any agreement by the Manager or other person to reimburse any expenses of the Trust that relate to any Fund, the Trust shall be responsible for and assume the obligation for payment of all of its expenses, including:

a.              the fee payable under Section 5 hereof;

b.              any fees payable to the Manager;

c.               expenses of issue, repurchase and redemption of shares;

d.              interest charges, taxes and brokerage fees and commissions;

e.               premiums of insurance for the Trust, its Trustees and officers and fidelity bond premiums;

f.                fees, interest charges and expenses of third parties, including the Trust’s custodian, transfer agent, dividend disbursing agent and fund accountant;

g.               fees of pricing, interest, dividend, credit and other reporting services;

h.              costs of membership in trade associations;

i.                  telecommunications expenses;

j.                 funds transmission expenses;

k.              auditing, legal and compliance expenses;

l.                  costs of forming the Trust and maintaining its existence;

m.          to the extent permitted by the 1940 Act, costs of preparing and printing the Prospectuses, subscription application forms and shareholder reports and delivering them to existing shareholders;

n.              expenses of meetings of shareholders and proxy solicitations therefore;

o.              costs of maintaining books of original entry for portfolio and fund accounting and other required books and accounts, of calculating the net asset value of shares of the Trust and of preparing tax returns;

p.              costs of reproduction, stationery and supplies;

q.              fees and expenses of the Trust’s Trustees;

r.                 compensation of the Trust’s officers and employees who are not employees of the Manager or their respective affiliated persons and costs of other personnel (who may be employees of the Manager or their respective affiliated persons) performing services for the Trust;

s.                costs of Trustee meetings;

t.                 SEC registration fees and related expenses;

u.              state or foreign securities laws registration fees and related expenses; and

v.              all fees and expenses paid by the Trust in accordance with any distribution plan adopted pursuant to Rule 12b-l under the 1940 Act or under any shareholder service plan or agreement.

4.             OTHER AGREEMENTS, ETC.

It is understood that any of the shareholders, Trustees, officers, and employees of the Trust may be a shareholder, director, officer, or employee of, or be otherwise interested in, the Manager, and in any person controlled by or under common control with the Manager, and that the Manager and any person controlled by or under common control with the Manager may have an interest in the Trust.  It is also understood that the Manager and any person controlled by or under common control with the Manager have and may have advisory, management, service, or other contracts with other organizations and persons, and may have other interests and business.

5.             COMPENSATION TO BE PAID BY THE TRUST TO THE MANAGER.

The Trust will pay to the Manager as compensation for the Manager’s services rendered, for the facilities furnished and for the expenses borne by the Manager pursuant to this Contract, fees computed and paid monthly at the following annual rates of a Fund’s average net asset value: Schroder Emerging Markets Multi-Cap Equity Fund – 1.00% and Schroder Emerging Markets Multi-Sector Bond Fund – 0.75%.

Such average net asset value shall be determined by taking an average of all of the determinations of such net asset value during such month at the close of business on each business day during such month in which this Contract is in effect.  Such fees shall be payable monthly in arrears on the first day of each fiscal month for services performed hereunder during the prior fiscal month and shall commence accruing as of the date of the initial issuance of shares of each Fund to the public.

In the event that expenses of any Fund for any fiscal year should exceed the expense limitation on investment company expenses imposed by any statute or regulatory authority of any jurisdiction in which shares of that Fund are qualified for offer or sale, the compensation due the Manager for such fiscal year shall be reduced by the amount of such excess by a reduction or refund thereof.  In the event that the expenses of any Fund exceed any expense limitation which the Manager may, by written notice to the Trust, voluntarily declare to be effective subject to such terms and conditions as the Manager may prescribe in such notice, the compensation due the Manager shall be reduced, and, if necessary, the Manager shall assume expenses of that Fund, to the extent required by such expense limitation.

If the Manager shall serve for less than the whole of a month, the foregoing compensation shall be prorated.

In the event that this Contract is terminated, the Manager shall be reimbursed for reasonable charges and disbursements associated with promptly transferring to its successor as designated by the Trust the original or copies of all accounts and records maintained by the Manager under this Contract, and cooperating with, and providing reasonable assistance to its successor in the establishment of the accounts and records necessary to carry out the successor’s or other person’s responsibilities.

Notwithstanding anything in this Contract to the contrary, the Manager and its affiliated persons may receive compensation or reimbursement from the Trust with respect to (i) the provision of services on behalf of any Fund in accordance with any distribution plan adopted by the Trust pursuant to Rule 12b-l under the 1940 Act, and (ii) the provision of shareholder support or other services, including fund accounting services.

6.                                      ASSIGNMENT TERMINATES THIS CONTRACT; AMENDMENTS OF THIS CONTRACT.

This Contract shall automatically terminate, without the payment of any penalty, in the event of its assignment; and this Contract shall not be amended with respect to a Fund unless such amendment is approved at a meeting by the affirmative vote of a majority of the outstanding shares of the affected Fund, and by the vote, cast in person at a meeting called for the purpose of voting on such approval, of a majority of the Trustees of the Trust who are not interested persons of the Trust or of the Manager.

7.             EFFECTIVE PERIOD AND TERMINATION OF THIS CONTRACT.

(a)           This Contract shall become effective with respect to a Fund immediately upon its approval by the affirmative vote of a majority of the outstanding shares of that Fund.

(b)           This Contract shall remain in effect with respect to each Fund for a period of two years from the date of its effectiveness and shall continue in effect for successive twelve-month periods (computed from each anniversary date of the approval) with respect to such Fund; provided that such continuance is specifically approved at least annually (i) by the Trustees or (ii) by the affirmative vote of a majority of the outstanding shares of that Fund, and, in either case, by a majority of the Trustees who are not parties to this Contract or interested persons of any such party (other than as Trustees of the Trust); provided further, however, that if this Contract or the continuation of this Contract is not approved as to a Fund, the Manager may continue to render to that Fund the services described herein in the manner and to the extent permitted by the 1940 Act and the rules and regulations thereunder.

(c)           This Contract may be terminated with respect to a Fund at any time (i) by the Trustees or by the affirmative vote of a majority of the outstanding shares of that Fund on 60 days’ written notice to the Manager or (ii) by the Manager on 60 days’ written notice to the Trust.  This Contract shall terminate automatically upon its assignment, as provided in Section 6.

Termination of this Contact pursuant to this Section 7 will be without the payment of any penalty.

8.             CERTAIN DEFINITIONS.

For the purposes of this Contract, the “affirmative vote of a majority of the outstanding shares” of a Fund means the affirmative vote, at a duly called and held meeting of such shareholders, (a) of the holders of 67% or more of the shares of that Fund present (in person or by proxy) and entitled to vote at such meeting, if the holders of more than 50% of the outstanding shares of that Fund entitled to vote at such meeting are present in person or by proxy, or (b) of the holders of more than 50% of the outstanding shares of that Fund entitled to vote at such meeting, whichever is less.

For the purposes of this Contract, the terms “affiliated person”, “control”, “interested person”, and “assignment” shall have their respective meanings defined in the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, subject, however, to such exemptions as may be granted by the Securities and Exchange Commission under said Act; the term “specifically approve at least annually” shall be construed in a manner consistent with the 1940 Act, and the rules and regulations thereunder; and the term “brokerage and research services” shall have the meaning given in the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

9.             NON-LIABILITY OF MANAGER.

(a)           In the absence of willful misfeasance, bad faith, or gross negligence on the part of the Manager, or reckless disregard of its obligations and duties hereunder, the Manager shall not be subject to any liability to the Trust or to any shareholder of the Trust for any act or omission in the course of, or connected with, rendering services hereunder.

(b)           The Manager may rely upon the advice of the Trust or of counsel, who may be counsel for the Trust or counsel for the Manager, and upon statements of accountants, brokers and other persons believed by it in good faith to be expert in the matters upon which they are consulted, and the Manager shall not be liable to anyone for any actions taken in good faith upon such statements.

(c)           The Manager may act upon any oral instruction which it receives and which it believes in good faith was transmitted by the person or persons authorized by the Board of the Trust to give such oral instruction. The Manager shall have no duty or obligation to make any inquiry or effort of certification of such oral instruction.

(d)           The Manager shall not be liable for any action taken in good faith reliance upon any written instruction or certified copy of any resolution of the Board of Trustees of the Trust, and the Manager may rely upon the genuineness of any such document or copy thereof reasonably believed in good faith by the Manager to have been validly executed.

(e)           The Manager may rely and shall be protected in acting upon any signature, instruction, request, letter of transmittal, certificate, opinion of counsel, statement, instrument, report, notice, consent, order, or other paper document believed by it to be genuine and to have been signed or presented by the Trust or other proper party or parties.

10.          NOTICE.

Any notice or other communication required to be given pursuant to this Contract shall be in writing and sent by first-class mail or facsimile transmission, and shall be effective upon receipt.  Notices and communications shall be given, if to the Trust, at:

Schroder Series Trust

875 Third Avenue, 22nd Floor

New York, NY 10022

Attention:  Ms. Carin F. Muhlbaum, Esq.

and if to the Manager, at:

Schroder Investment Management North America Inc.

875 Third Avenue, 22nd Floor

New York, New York 10022

Attention:  Ms. Catherine A. Mazza

11.          MISCELLANEOUS.

(a)           This Contract shall be construed and the provisions thereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts.

(b)           If any part, term or provision of this Contract is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Contract did not contain the particular part, term or provision held to be illegal or invalid.

(c)           Section headings in this Contract are included for convenience only and are not to be used to construe or interpret this Contract.

(d)           This Contract may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

12.                               LIMITATION OF LIABILITY OF THE TRUSTEES AND SHAREHOLDERS.

A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees, officers, or shareholders of the Trust but are binding only upon the assets and property of the Trust.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, SCHRODER SERIES TRUST and SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC. have each caused this instrument to be signed as of the date first set forth above.

SCHRODER SERIES TRUST
on behalf of Schroder Emerging Markets Multi-Cap Equity Fund and Schroder Emerging Markets Multi-Sector Bond Fund

By:
Name: Mark A. Hemenetz
Title: President & Principal Executive Officer

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC.

By:
Name: Carin F. Muhlbaum
Title: General Counsel

[Schroder Emerging Markets Multi-Cap Equity Fund and Schroder Emerging Markets Multi-Sector Bond Fund Management Contract]

SCHRODER SERIES TRUST

INVESTMENT SUBADVISORY AGREEMENT

Schroder Emerging Markets Multi-Cap Equity Fund

This AGREEMENT dated as of the [  ] day of June, 2013 is entered into among Schroder Series Trust (the “Trust”), a business trust organized under the laws of The Commonwealth of Massachusetts with its principal place of business at 875 Third Avenue, 22nd Floor, New York, NY 10022, Schroder Investment Management North America Inc. (the “Adviser”), a corporation organized under the laws of the State of Delaware with its principal place of business at 875 Third Avenue, 22nd Floor, New York 10022, and Schroder Investment Management North America Limited (the “Subadviser”), a company organized under the laws of England, with its principal office and place of business at 31 Gresham Street, London, U.K. EC2V 7QA.

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “Act”), as an open-end management investment company;

WHEREAS, the Subadviser is registered with the Securities and Exchange Commission (the “Commission”) as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and is regulated by the United Kingdom’s Financial Services Authority (“FSA”) in the conduct of any investment business the Subadviser performs in the United Kingdom;

WHEREAS, the Trust and the Adviser desire that the Subadviser perform investment advisory services for Schroder Emerging Markets Multi-Cap Equity, a series of the Trust (the “Fund”), and the Subadviser is willing to provide those services on the terms and conditions set forth in this Agreement; and

NOW THEREFORE, in consideration for the promises and covenants contained herein, the Trust, the Adviser and the Subadviser hereby agree as follows:

SECTION 1. INVESTMENT SUBADVISER; APPOINTMENT

Subject to the oversight of the Board of Trustees of the Trust (the “Board”), the Adviser manages the investment and reinvestment of the assets of the Fund and otherwise provides management and certain other services as specified in the Management Contract dated as of June [  ], 2013, between the Adviser and the Trust, on behalf of the Fund (the “Management Contract”).

The Adviser hereby employs the Subadviser, subject to the direction and control of the Adviser and the oversight of the Board, to manage the investment and reinvestment of the assets in the Fund and, without limiting the generality of the foregoing, to provide other investment management services required of the Adviser under and in accordance with the Management Contract. The Subadviser hereby accepts such employment and agrees to provide such services for the consideration herein provided, all subject to and in accordance with the terms and conditions of this Agreement.

SECTION 2. DUTIES OF THE SUBADVISER

(a) Subject to the direction and control of the Adviser and the oversight of the Board, the Subadviser shall make decisions with respect to all purchases and sales of securities and other investment assets in the Fund.  To carry out such decisions, the Subadviser is hereby authorized, as agent and attorney-in-fact for the Trust, for the account of, at the risk of and in the name of the Trust, to place orders and issue instructions with respect to those transactions of the Fund. In all purchases, sales and other transactions in securities for the Fund, the Subadviser is authorized to exercise full discretion and act for the Trust in the same manner and with the same force and effect as the Trust might or could do with respect to such purchases, sales or other transactions, as well as with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions.

(b) Upon request, the Subadviser will report to the Board (either directly or through the Adviser) all changes in the Fund since the prior report, and will keep the Board informed (either directly or through the Adviser) of important developments affecting the Trust, the Fund and the Subadviser, and on its own initiative, will furnish the Board (either directly or through the Adviser) from time to time with such information as the Subadviser may believe appropriate for this purpose, whether concerning the individual companies whose securities are included in the Fund’s holdings, the industries in which they engage, or the economic, social or political conditions prevailing in each country in which the Fund maintains investments. The Subadviser will also furnish the Board (either directly or through the Adviser) with such statistical and analytical information with respect to securities in the Fund as the Subadviser may believe appropriate or as the Adviser or the Board reasonably may request. In making purchases and sales of securities for the Fund, the Subadviser will comply with the policies set from time to time by the Board as well as the limitations imposed by the Trust’s Agreement and Declaration of Trust, as amended from time to time (the “Declaration of Trust”), and Registration Statement under the Act and the Securities Act of 1933, as amended, the limitations in the Act and in the Internal Revenue Code of 1986, as amended, in respect of regulated investment companies, and the investment objectives, policies and restrictions of the Fund.

(c) The Subadviser shall maintain records for the Fund relating to portfolio transactions and the placing and allocation of brokerage orders as are required to be maintained by the Trust under the Act. The Subadviser shall prepare and maintain, or cause to be prepared and maintained, in such form, for such periods and in such locations as may be required by applicable law, all documents and records relating to the services provided by the Subadviser pursuant to this Agreement required to be prepared and maintained by the Subadviser or the Trust pursuant to the rules and regulations of any national, state, or local government entity with jurisdiction over the Subadviser or the Trust, including the Commission and the Internal Revenue Service. The books and records pertaining to the Trust which are in possession of the Subadviser shall be the property of the Trust. The Trust, or the Trust’s authorized representatives, shall have access to such books and records at all times during the Subadviser’s normal business hours. Upon the reasonable request of the Trust, copies of any such books and records shall be provided promptly by the Subadviser (either directly or through the Adviser) to the Trust or its authorized representatives.

(d) The Subadviser acknowledges and agrees that the Adviser is ultimately responsible for providing to the Fund the services required of it under the Management Contract. Accordingly, the Subadviser shall discharge its duties and responsibilities specified in this Section 2 and elsewhere in this Agreement subject at all times to the direction, control and oversight of the Adviser. In furtherance thereof, the Subadviser shall, without limitation, (i) make its offices available to representatives of the Adviser for on-site inspections and consultations with the officers and applicable portfolio managers of the Subadviser responsible for the day-to-day management of the Fund, (ii) upon request, provide the Adviser with copies of all records it maintains regarding its management of the Fund and (iii) report to the Adviser each calendar quarter and at such other times as the Adviser may reasonably request regarding (A) the Subadviser’s implementation of the Fund’s investment program and the Fund’s portfolio composition and performance, (B) any policies and procedures implemented by the Subadviser to ensure compliance with United States securities laws and regulations applicable to the Subadviser and the Fund, (C) the Fund’s compliance with the investment objectives, policies and limitations set forth in the Fund’s then current Prospectus and Statement of Additional Information and any additional operating policies or procedures that the Trust communicates to the Subadviser in writing (either directly or through the Adviser) and (D) such other matters as the Adviser may reasonably request.

SECTION 3. EXPENSES

The Subadviser agrees to provide, at its own expense, the office space, facilities, furnishings and equipment, and the staff and personnel necessary for the Subadviser to perform the services required of it under this Agreement. Except as provided in this Agreement, the Subadviser shall have no responsibility or obligation to pay any costs or expenses of the Trust, the Fund or the Adviser.

SECTION 4. STANDARD OF CARE

(a) The Trust and the Adviser shall expect of the Subadviser, and the Subadviser will give the Trust and the Adviser the benefit of, the Subadviser’s best judgment and efforts in rendering its services on behalf of the Fund, and as an inducement to the Subadviser’s undertaking these services the Subadviser shall not be liable hereunder for any mistake of judgment or in any event whatsoever, except for lack of good faith, provided that nothing herein shall be deemed to protect, or purport to protect, the Subadviser against any liability to the Trust, the Trust’s shareholders or the Adviser to which the Subadviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Subadviser’s duties hereunder, or by reason of the Subadviser’s reckless disregard of its obligations and duties hereunder. As used in this Section 4, the term “Subadviser” shall include any affiliated person of the Subadviser (other than the Adviser) performing services on behalf of the Fund contemplated hereby and directors, officers and employees of the Subadviser as well as the Subadviser itself.

(b) The Subadviser shall not be liable for any losses caused by disturbances of its operations by virtue of force majeure, war, riot, or damage caused by nature or due to other events for which it is not responsible (e.g., strike, lock-out or losses caused by the imposition of foreign exchange controls, expropriation of assets or other acts of domestic or foreign authorities) except under circumstances provided for in Section 4(a).

The presence of exculpatory language in this Agreement shall not in any way limit or be deemed by anyone as in any way limiting causes of action and remedies which may, notwithstanding such language, be available to the Trust, the Trustees of the Trust, the Fund, the Adviser, the Subadviser or any other party appointed pursuant to this Agreement (including without limitation any custodian), either under common law or statutory law principles applicable to fiduciary relationships or under the federal securities laws of the United States.

In addition, nothing in this Agreement shall exclude any liability of the Subadviser to the Fund arising under the United Kingdom Financial Services and Markets Act of 2000 (“FSMA”), any regulations made under the FSMA, the Pensions Act of 1995 or FSA Rules. In accordance with FSA requirements, the Subadviser has classified the Fund as a Professional Client.

SECTION 5. COMPENSATION

For services rendered by the Subadviser as provided in this Agreement, the Adviser (and not the Trust or the Fund) will pay the Subadviser a monthly fee in an amount equal to forty-one percent (41%) of all fees actually paid by the Fund to the Adviser for such month under Section 5 of the Management Contract; provided, however, that the Subadviser’s fee payable hereunder for any period shall be reduced such that the Subadviser bears forty-one percent (41%) of any voluntary fee waiver observed or expense reimbursement borne by the Adviser with respect to the Fund for such period. For clarity, the Adviser shall be obligated to pay the Subadviser fees hereunder for any period only out of and following the Adviser’s receipt from the Fund of advisory fees pursuant to Section 5 of the Management Contract for such period. Subject to the foregoing, such fees shall be accrued by the Adviser daily and shall be payable for each fiscal month within thirty days after the close of such month and shall commence accruing as of the date of the initial issuance of shares of the Fund to the public.

SECTION 6. EFFECTIVENESS, DURATION, AND TERMINATION

(a) This Agreement shall become effective on the date first written above and shall remain in effect with respect to the Fund for a period of two years from the date of its effectiveness and shall continue in effect for successive twelve-month periods (computed from each anniversary date of the approval); provided that such continuance is specifically approved at least annually (i) by the Board or by the vote of a majority of the outstanding voting securities of the Fund, and, in either case, (ii) by a majority of the Trust’s Trustees who are not parties to this Agreement or interested persons of any such party (other than as Trustees of the Trust); provided further, however, that if this Agreement or the continuation of this Agreement is not approved, the Subadviser may continue to render to the Fund the services described herein in the manner and to the extent permitted by the Act and the rules and regulations thereunder.

(b) This Agreement may be terminated at any time with respect to the Fund, without the payment of any penalty (i) by the Board or by a vote of a majority of the outstanding voting securities of the Fund on 60 days’ written notice to the Subadviser; (ii) by the Adviser on 60 days’ written notice to the Subadviser; or (iii) by the Subadviser on 60 days’ written notice to the Adviser and the Trust. This Agreement shall terminate automatically upon assignment as defined in the Act.

SECTION 7. ACTIVITIES OF THE SUBADVISER

Except to the extent necessary to perform its obligations hereunder, nothing herein shall be deemed to limit or restrict the Subadviser’s right, or the right of any of the Subadviser’s officers, directors or employees who may also be a Trustee, officer or employee of the Trust, or persons otherwise affiliated persons of the Trust to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other corporation, trust, firm, individual or association. It is specifically understood that officers, directors and employees of the Subadviser and its affiliates may continue to engage in providing portfolio management services and advice to other investment companies, whether or not registered, and to other investment advisory clients. When other clients of the Subadviser desire to purchase or sell a security at the same time such security is purchased or sold for the Fund, such purchases and sales will, to the extent feasible, be allocated among the Fund and such clients in a manner believed by the Subadviser to be equitable to the Fund and such clients.

SECTION 8. NOTICE

Any notice or other communication required to be given pursuant to this Agreement shall be in writing or by telex and shall be effective upon receipt. Notices and communications shall be given, if to the Trust, at:

Schroder Series Trust

875 Third Avenue, 22nd Floor

New York, New York 10022

Attention: Carin Muhlbaum, Esq.

if to the Adviser, at:

Schroder Investment Management North America Inc.

875 Third Avenue, 22nd Floor

New York, New York 10022

Attention: Catherine A. Mazza

and if to the Subadviser, at:

Schroder Investment Management North America Limited

31 Gresham Street

London, U.K. EC2V 7QA

Attention: Legal Department

SECTION 9. MISCELLANEOUS

(a) No provisions of this Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by all parties hereto.

(b) This Agreement shall be governed and shall be construed in accordance with the laws of The Commonwealth of Massachusetts.

(c) This Agreement may be executed by the parties hereto in any number of counterparts, and all of the counterparts taken together shall be deemed to constitute one and the same instrument.

(d) If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be illegal or invalid.

(e) Section headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(f) The terms “vote of a majority of the outstanding voting securities,” “interested person,” affiliated person” and “assignment” shall have the meanings ascribed thereto in the Act.

SECTION 10. LIMITATION OF SHAREHOLDER AND TRUSTEE LIABILITY

A copy of the Declaration of Trust of the Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees, officers or shareholders of the Trust but are binding only upon the assets and property of the Trust.

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IN WITNESS WHEREOF, the parties hereto have caused this Investment Subadvisory Agreement to be duly executed on its behalf by its duly authorized representative, all as of the day and year first written above.

SCHRODER SERIES TRUST,

on behalf of its Schroder Emerging Markets Multi-Cap Equity Fund

By:
Name: Mark A. Hemenetz
Title: Authorized Signatory

SCHRODER INVESTMENT MANAGEMENT

NORTH AMERICA INC.

By:
Name: Carin F. Muhlbaum
Title: Authorized Signatory

SCHRODER INVESTMENT MANAGEMENT

NORTH AMERICA LIMITED

By:
Name: Mark A. Hemenetz
Title: Authorized Signatory

[Schroder Emerging Markets Multi-Cap Equity Fund Subadvisory Agreement]

Attachment C

Schroder Investment Management North America Inc.
875 Third Avenue, 22nd Floor, New York, NY 10022-6225

June [  ], 2013

Schroder Series Trust
875 Third Avenue, 22nd Floor
New York, NY 10022

Re: Fee Waivers and Expense Reimbursements

Dear Ladies and Gentlemen:

This is to inform you that we hereby agree, from June       , 2013 through February 28, 2015, to pay or reimburse the applicable fund to the extent that the total annual fund operating expenses of a fund (other than acquired fund fees and expenses, interest, taxes and extraordinary expenses) allocable to each fund’s Investor Shares and Advisor Shares exceed the following annual rates (based on the average daily net assets attributable to each share class of the applicable fund taken separately):

	Investor Shares	Advisor Shares
Schroder Emerging Markets Multi-Cap Equity Fund	1.25%	1.50%
Schroder Emerging Markets Multi-Sector Bond Fund	0.90%	1.15%

This letter agreement may only be terminated during its term by the Boards of Trustees of Schroder Series Trust.

Sincerely,

Schroder Investment Management North America Inc.

By:
Name:	Mark A. Hemenetz
Title:	Chief Operating Officer